Exhibit 99.2

PRESS RELEASE

UK: TotalEnergies acquires a pipeline of solar and battery projects

•	The pipeline is made of 350 MW of solar projects and 85 MW of battery projects
•	They could be operational by 2028 and generate electricity equivalent to the consumption of 100,000 UK households

Paris, June 3, 2025 – TotalEnergies announces the acquisition from Low Carbon, a leading renewable energy company, of a pipeline of 8 solar projects with a capacity of 350 MW and 2 battery storage projects with a capacity of 85 MW.

As the solar projects are at an advanced stage of development, the target is that they could be operational by 2028. They will produce more than 350 GWh/year of renewable electricity, equivalent to the electricity consumption of around 100,000 UK households.

“We are very pleased with the acquisition of this pipeline from the renewable developer Low Carbon. The acquisition of these solar and battery projects located in the south of England will complement our integrated electricity portfolio in the UK, which includes 1.1 GW of gross installed offshore wind, 1.3 GW of gross combined cycle gas turbine, and more than 600 MW of solar projects under development”, said Olivier Jouny, SVP renewables at TotalEnergies.

Roy Bedlow, Chief Executive and Founder at Low Carbon, added: “We are very pleased to have finalised this agreement with TotalEnergies, who are making an impressive commitment to building renewable infrastructure and sees Low Carbon deliver one of the largest ready-to-build portfolios of solar and battery projects in the UK market. Once built, these projects will make a vital contribution to the Government’s Clean Power 2030 ambition and reinforce Low Carbon’s track record for developing renewable assets of the highest quality, while supporting the build out of the rest of our renewables pipeline as we continue to scale as an independent power producer.”

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TotalEnergies in the UK

TotalEnergies has been present in the UK for more than 60 years, employing more than 1,800 people across the energy value chain.

The Company is one of the country’s leading oil and gas operators, operating around 27% of the UK Continental Shelf’s gas production, with average daily equity production of 121,000 barrels of oil equivalent per day (boe/d) in 2024.

TotalEnergies is deploying its Integrated Power strategy in the UK, which combines renewable power production and flexible power generation capacities. Its renewable portfolio in the country includes 1.1 GW of gross installed capacity (Seagreen offshore wind farm) and 4.5 GW under development, in both offshore wind and solar projects. TotalEnergies also holds a 50% stake in a 1.3 GW combined cycle gas turbine (CCGT) operated in partnership with EPUKI.

TotalEnergies is one of the UK’s largest suppliers of gas and electricity to businesses and the public sector, offers electric vehicle charging solutions and markets petroleum products including lubricants, aviation fuel, bitumen and specialty fluids.

TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of March 2025, TotalEnergies has 28 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About Low Carbon

Low Carbon creates large-scale renewable energy to fight climate change. We’re building a net-zero energy company that will protect the planet for future generations. This defining purpose drives us to deliver for our communities, investors, and the environment. We are a long-standing certified B-Corporation and recognised as a gold standard for our environmental impact.

We invest in, develop, and operate solar, wind, energy storage, and energy from waste projects across the UK, Europe, and North America. We’re contributing to the world’s move to 100% renewable energy by creating and operating 20 GW of new capacity. We have more than 16 GW of new renewables in development right now across the globe.

https://www.lowcarbon.com/

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Low Carbon Contacts

Media Relations: +44 (0) 789 614 0920 harry.padfield@lowcarbon.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).